

Mail Stop 3628

October 27, 2009

Via Facsimile (301.230.2891) and U.S. Mail

Simon M. Nadler, Esq.
Schulman Rogers Gandal Pordy & Ecker, P.A.
12505 Park Potomac Avenue, Sixth Floor
Potomac, Maryland 20854

> **Re: Piedmont Office Realty Trust, Inc.**
> **Schedule TO-T filed October 13, 2009 by MIRELF III REIT**
> **Investments, LLC**
> **File No. 005-80150**

Dear Mr. Nadler:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think the bidder should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the bidder's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist the bidder in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

1.   Please tell us what consideration was given to including the Purchaser's affiliates referenced in Schedule I of the Offer to Purchase, including the Fund, Madison International Holdings III, LLC, the Depositary and Ronald M. Dickerman, as an offeror or bidder. Exchange Act Rule 14d-1(g)(2) defines the term "bidder" as any person who makes a tender offer or "on whose behalf a tender offer is made." Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. In addition to the entities referenced above, other persons or entities who control them may also need to be included as

bidders in the tender offer. Please refer to the factors discussed in "Identifying the Bidder in a Tender Offer" in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our Web site at www.sec.gov in your analysis of whether other bidders should be included. To the extent Purchaser determines not to add additional bidders, please provide an analysis in your response letter. Since each bidder must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D, adding new bidders may require you to extend the Offer and disseminate new offering materials, depending on the materiality of the new disclosure Purchaser provides. Please note that, to the extent applicable, Purchaser should also comply with the comments below as to any new bidders.

2.   Please revise the Schedule TO to provide each of the item requirements required by the schedule. See General Instruction F to Schedule TO.

Offer to Purchase

What is the Market Value of My Shares, page 7

3.   We note your disclaimer of responsibility for information contained in your offering document that has been extracted from Direct Investments Spectrum reports and other independent secondary market reporting publications. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

Acceptance for Payment and Payment for Shares; Proration, page 15

4.   Purchaser discloses on page 16 that it will announce preliminary results of proration "as promptly as practicable." Rule 14e-1(c) requires that you pay the consideration offered "promptly" upon expiration of the offer. Please revise here and throughout the document, as necessary.

Certain Information Concerning the Purchaser, page 21

5.   We note that Purchaser is not a public company and that the offer is not for all outstanding securities of the subject class. Therefore, you do not fall within the fact pattern under which financial statements are not deemed material in the context of a tender offer. Refer to Instruction 2 to Item 10 of Schedule TO. The fact that financing for the offer is assured is not dispositive of whether bidder financial statements are required under Item 10 of Schedule TO. Please provide us further analysis as to why you believe that the financial condition of Purchaser is not material to a Shareholder's decision to participate in the Offer in light of the facts noted above.

6.   We note disclosure in the second paragraph on page 22 that the Purchaser reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Shares tendered in the Offer. Please note that if the Purchaser does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Miscellaneous, page 24

7.   The disclosure here states that the Offer is not being made to (nor will tenders be accepted from or on behalf of) Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchaser is prohibited from making the Offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within Rule 14d-1(b)(2).

                         *   *   *

        As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions